EXHIBIT 3
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[Desc Logo] [Photograph of Corporate Building]
3Q01 Preliminary Figures

Contacts:
--------

Arturo D'Acosta Ruiz                                      Blanca Hirani
Alejandro de la Barreda                                   Melanie Carpenter
Tel: 525-261-8037                                         Tel: 212-406-3693
abarredag@mail.desc.com.mx                                bhirani@i-advize.com


                         DESC ANNOUNCES ITS PRELIMINARY
                      FIGURES FOR THE THIRD QUARTER OF 2001


Mexico City, October 10, 2001 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today its preliminary figures for the Third Quarter of 2001, which reflect: the impact of the economic slowdown in the United States, the lack of liquidity in the petrochemical sector and the appreciation of the peso against the dollar.

In addition, during the quarter Desc sold the Santa Fe Shopping Center the proceeds of which will be used to reduce the Company's net debt by approximately US$60 million, when compared to the previous quarter.

This is part of a series of transactions that Desc has been undertaking to strengthen its financial structure and have a balance sheet strong enough to face the economic slowdown that affects the United States and Mexico.



                            PRELIMINARY FIGURES 3Q01
                      (Figures in millions of U.S. dollars)

------------------------------ ----------------------- -----------------------
                                  3Q01E                   3Q00
------------------------------ ----------------------- -----------------------
SALES                              558                     614
------------------------------ ----------------------- -----------------------
OPERATING INCOME                   47                      59
------------------------------ ----------------------- -----------------------
OPERATING MARGIN                  8.4%                    9.6%
------------------------------ ----------------------- -----------------------
EBITDA                             79                      88
------------------------------ ----------------------- -----------------------

NOTE: Figures in U.S. dollars for sales, operating income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


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
UNIK (AUTOPARTS)

The results of the quarter will be affected mainly by the economic slowdown in the United States and secondly by the Volkswagen strike in Mexico. In response to this, Unik has continued its cost reduction program which includes: the reduction in work shifts and the rationalization of capital expenditures, among others.

                                   [UNIK LOGO]
                            PRELIMINARY FIGURES 3Q01
                      (Figures in millions of U.S. dollars)

--------------------------------- ---------------------- --------------------
                                     3Q01E               3Q00
--------------------------------- ---------------------- --------------------
SALES                                247                     281
--------------------------------- ---------------------- --------------------
OPERATING INCOME                      26                     39
--------------------------------- ---------------------- --------------------
OPERATING MARGIN                       10.7%                14.0%
--------------------------------- ---------------------- --------------------
EBITDA                                45                     55
--------------------------------- ---------------------- --------------------

NOTE: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


GIRSA (CHEMICAL)

Despite the drop in chemical sector sales, due to the lack of liquidity in overall markets and the slowdown in the U.S. economy, operating margins will increase during the quarter compared to 3Q00. This result will be achieved due to the strict cost control measures and the decrease in raw material prices, derived from lower oil prices.


                                  [GIRSA LOGO]
                            PRELIMINARY FIGURES 3Q01
                      (Figures in millions of U.S. dollars)

--------------------------- ----------------------- -----------------------
                               3Q01E                        3Q00
--------------------------- ----------------------- -----------------------
SALES                           190                     215
--------------------------- ----------------------- -----------------------
OPERATING INCOME                14                      15
--------------------------- ----------------------- -----------------------
OPERATING MARGIN               7.5%                    7.2%
--------------------------- ----------------------- -----------------------
EBITDA                          23                      23
--------------------------- ----------------------- -----------------------

NOTE: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


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
FOOD

The food sector results will show a recovery in the operating margin due to the expense and cost reduction programs as well as the synergies that have been implemented in Corfuerte in Mexico, and ASF in the United States. The results for the Pork Business will remain in line with those achieved during the same period of the previous year due to higher productivity levels, which offset the higher operating costs and lower sales prices.

                                   [FOOD LOGO]
                            PRELIMINARY FIGURES 3Q01
                      (Figures in millions of U.S. dollars)


------------------------ ----------------------- -----------------------
                            3Q01E                3Q00
------------------------ ----------------------- -----------------------
SALES                        100                     96
------------------------ ----------------------- -----------------------
OPERATING INCOME              4                       2
------------------------ ----------------------- -----------------------
OPERATING MARGIN            4.0%                    2.0%
------------------------ ----------------------- -----------------------
EBITDA                        8                       6
------------------------ ----------------------- -----------------------

NOTE: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


DINE (REAL ESTATE)

It is expected that sales from the real estate sector will remain in line with those registered during the same quarter of the previous year, mainly due to sales from the Arcos Bosques "North Building B" and the Bosques de Santa Fe projects.

                                   [DINE LOGO]
                            PRELIMINARY FIGURES 3Q01
                      (Figures in millions of U.S. dollars)


--------------------------- ----------------------- -----------------------
                               3Q01E                        3Q00
--------------------------- ----------------------- -----------------------
SALES                           20                      22
--------------------------- ----------------------- -----------------------
OPERATING INCOME                 2                       2
--------------------------- ----------------------- -----------------------
OPERATING MARGIN                 11.0%                 10.6%
--------------------------- ----------------------- -----------------------
EBITDA                           3                       4
--------------------------- ----------------------- -----------------------

NOTE: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

                                    ********

      THIRD QUARTER 2001 RESULTS WILL BE PUBLISHED ON OCTOBER 24, 2001 AND
            THE CONFERENCE CALL WILL TAKE PLACE ON OCTOBER 25, 2001.

           All figures included in this report regarding the Company's projections and preliminary results or the potential growth that it could achieve, are based on the Company's expectations. These expectations are mainly subject to market changes, the performance of the economy, international markets as well as the industry; therefore they are subject to change.


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